November 1, 2011

JPMorgan Trust I

270 Park Avenue

New York, NY 10017

Dear Sirs:

J.P. Morgan Investment Management Inc., JPMorgan Funds Management, Inc., JPMorgan Distribution Services, Inc. and J.P. Morgan Private Investments Inc. (collectively, “JPMorgan Service Providers”) hereby agree to waive fees owed to each JPMorgan Service Provider or to reimburse each Fund listed on Schedule A through October 31, 2012. The JPMorgan Service Providers will waive fees or reimburse to the extent total operating expenses exceed the rate of average daily net assets also indicated on Schedule A. This expense limitation does not include acquired fund fees and expenses, dividend expenses on securities sold short, interest, taxes, expenses related to litigation and potential litigation, extraordinary expenses not incurred in the ordinary course of the Funds’ business and expenses related to the JPMorgan Funds’ Board of Trustees’ deferred compensation plan.

The JPMorgan Service Providers understand and intend that the Funds will rely on this agreement in preparing and filing their registration statements on Form N-1A and in accruing the Funds’ expenses for purposes of calculating net asset value and for other purposes, and expressly permit the Funds to do so.

Please acknowledge acceptance on the enclosed copy of this letter.

Very truly yours,

J.P. Morgan Investment Management Inc. JPMorgan Funds Management, Inc. JPMorgan Distribution Services, Inc.

By:

J.P. Morgan Private Investments Inc.

By:

Accepted by: JPMorgan Trust I

By:

JPMorgan Access Funds Fee Waiver Agreement

SCHEDULE A

	Class A	Class B	Class C	Select	Institutional
JPMorgan Access Balanced Fund[1]	1.75%		2.25%	1.50%	1.35%
JPMorgan Access Growth Fund[1]	1.75%		2.25%	1.50%	1.35%

[1]	Expense limitation is in place until at least 10/31/12.